# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Torrid Holdings Inc., CIK 0001792781
CUSIP: 89142B107
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 18501 E. SAN JOSE AVENUE, CITY OF INDUSTRY, California (CA), 91748
Date of event which requires filing of this statement: 06/26/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-004232
Filed by CIK 0001959730

## Reporting persons
- Fund 1 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,433,112; sole dispositive power 0; shared dispositive power 10,433,112; aggregate amount beneficially owned 10,433,112 (10.5% of the class)

## Item 1. Issuer
Name of issuer: Torrid Holdings Inc.
Address of issuer's principal executive offices: 1851 East San Jose Avenue, City of Industry, California, 91748

## Item 2. Person Filing
Name of person filing: Fund 1 Investments, LLC
Address of principal business office or, if none, residence: 100 Carr 115 Unit 1900, Rincon, Puerto Rico 00677
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of the close of business on June 30, 2025, Fund 1 Investments, LLC beneficially owned 10,433,112 shares of the Issuer's common stock, par value $0.01 per share (the "Shares").
Percent of class: As of the close of business on June 30, 2025, Fund 1 Investments, LLC beneficially owned approximately 10.5% of the outstanding Shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,433,112
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
10,433,112

*** Shares reported herein for Fund 1 Investments, LLC are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

All information reported herein with respect to the Reporting Person's holdings is as of the close of business on June 30, 2025. All percentages reported herein with respect to the Reporting Person's holdings are calculated based on 99,041,174 Shares outstanding as of June 26, 2025, which is the total number of Shares outstanding after the closing of the secondary offering of Shares by certain selling stockholders and the concurrent repurchase of Shares by the Issuer, as disclosed in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission (the "SEC") on June 25, 2025. The secondary offering and concurrent repurchase closed on June 26, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on June 26, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4.

In addition, PLP Funds Master Fund LP, a private investment vehicle for which Pleasant Lake Partners LLC serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the common stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (07/08/2025)